SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 24, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
- Investor Relations Release -

Alcon wins Patanol® US patent infringement lawsuit against Apotex

•                  Patanol® is the world’s leading prescription eye drop used to treat the signs and symptoms of allergic conjunctivitis

•                  US court decision is an important milestone to defend Alcon´s intellectual property rights until the Patanol patent expires in 2015

Basel, May 24, 2011 — Novartis announced today, that two affiliates of its Alcon Division, Alcon Laboratories, Inc. and Alcon Research, Ltd. have prevailed in a US patent infringement lawsuit filed along with Kyowa Hakko Kirin Co. Ltd. (“Kyowa”) against Apotex, Inc. and Apotex Corp. (collectively, “Apotex”) in the US District Court for the Southern District of Indiana.

Alcon’s lawsuit was filed in response to Apotex’s submission of an Abbreviated New Drug Application (“ANDA”) to the US Food and Drug Administration (“FDA”) requesting approval to manufacture and sell a generic version of Alcon’s Patanol® (olopatadine hydrochloride ophthalmic solution) prior to the expiration of US patent number 5,641,805, which is jointly owned by Alcon and Kyowa. The court’s decision, which is subject to appeal, would prevent Apotex from bringing its generic version of the drug to market prior to the Patanol patent expiration in 2015.

“We are pleased with the court’s decision affirming the validity and enforceability of the Patanol patent,” said Stuart Raetzman, Area President US and Vice President Global Marketing, Alcon. “Alcon invested many years and millions of dollars in the discovery and development of an ocular allergy product that would stabilize mast cells in the eye and provide long-term relief of the signs and symptoms of ocular allergies. Patanol was the result of this R&D effort and today´s court decision is an important milestone to defend Alcon´s intellectual property rights.”

Patanol, also known in many countries as Opantanol® solution, is the world’s leading prescription eye drop used to treat the signs and symptoms of allergic conjunctivitis, including itching, redness, chemosis, tearing, and lid swelling. Today, the Patanol family of products account for more than three out of every four prescriptions written for ocular allergies in the US.

The case is referred to as Alcon Research, Ltd. et al. v. Apotex, Inc. et al., case number 1:06-cv-1642-RLY-TAB in the US District Court for the Southern District of Indiana —Indianapolis Division.

Disclaimer

These materials contain forward-looking statements that can be identified by terminology such as “milestone,” “ would,” or similar expressions, or by express or implied discussions regarding any potential appeal from the District Court’s ruling, or the results of any such appeal, or regarding potential future revenues from Patanol. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Patanol to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantees as to whether an appeal might be filed from the District Court’s ruling by Apotex, or as to the potential outcome of any such appeal or its timing.  Neither can there be any guarantee that Patanol will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Patanol could be affected by, among other things, the company’s ability to obtain or maintain patent or other proprietary intellectual property protection, including unexpected patent litigation outcomes; unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; government, industry and general public pricing pressures; competition in general; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Alcon

Building on its heritage of more than 65 years, Alcon, the global leader in eye care, is the second largest division of the Novartis Group with combined pro forma sales of more than USD 9.4 billion in 2010. Alcon has more than 22,000 employees with headquarters in Fort Worth, Texas, USA. Alcon’s three businesses - Surgical, Pharmaceutical and Vision Care - meet the diverse needs of eye care professionals and patients offering the widest spectrum of eye care products with operations in 75 countries and products available in 180 markets. For more information, visit www.alcon.com.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, consumer health products, preventive vaccines and diagnostic tools. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Bettina Maunz Alcon Communications +1-404-384-0067 Alcon.publicrelations@alconlabs.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
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e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 24, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting